Exhibit 99.3

 XINYUAN REAL ESTATE CO., LTD. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING COMMON SHARES OF XINYUAN REAL ESTATE CO., LTD. Please refer to the reverse side of this card for the resolution to be voted at the Meeting. FOLD AND DETACH HERE FOR AGAINST ABSTAIN Resolution 1 Address Change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. Sign Below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

RESOLUTION 1. Ratify by the passing of an ordinary resolution the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year ending December 31, 2015. Xinyuan Real Estate Co., Ltd. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64507, St. Paul, MN 55164-0507 Voting Instruction Card JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting of Shareholders (the “Meeting”) of Xinyuan Real Estate Co., Ltd. (the “Company”) will be held at the Company’s offices at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China, on December 18, 2015 at 3:00 p.m. (local time), and at any adjournment or postponements thereof, for the purpose set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Common Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolution. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 16, 2015. Only the registered holders of record at the close of business November 20, 2015 will be entitled to execute the attached Voting Instruction Card. The signatory, a registered holder of ADRs representing Common Shares of the Company hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Common Shares of the Company represented by such ADRs registered in the name of the signatory on the books of the Depositary at the close of business November 20, 2015, at the Meeting. These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the person designated by the Company, the underlying Common Shares represented by your ADRs will be voted by the person designated by the Company in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Common Shares represented by such ADRs will not be voted by the Depositary at the Meeting. More information regarding the Meeting, including the Notice of Meeting and the Company’s 2014 annual report on Form 20-F, is also available through the Company’s website at http://ir.xyre.com/phoenix.zhtml?c=217254&p=irol-irhome NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m. (Eastern Standard Time), December 16, 2015. JPMorgan Chase Bank, N.A., Depositary. PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Please see reverse side for Voting Instructions.